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                                                                   EXHIBIT 12(a)


                             D&N CAPITAL CORPORATION
                Computation of ratio of earnings to fixed charges


                    For the Three Months Ended March 31, 2002
                          (In thousands, except ratio)



Net income                                                              $   799

Fixed charges:
           Advisory fees                                                     31

Total fixed charges                                                          31

Earnings before fixed charges                                           $   830

Fixed charges, as above                                                 $    31

Ratio of earnings to fixed charges                                         26.8